Exhibit 99.(a)(1)(b)

Congratulations!

Each year, the Compensation Committee of our Board of Directors reviews the Sypris compensation program, including all outstanding stock option awards. As a result, the Committee has granted you the right to exchange all of your vested, “underwater” stock options for new shares of stock or new stock options with an exercise price of $7.90.

Please read the enclosed materials carefully. This exchange offer expires on June 12, 2007. You must complete an election form - even if you wish to keep your existing stock options.

All of your vested stock options which have an exercise price (or “strike” price) greater than $7.90 per share are “Eligible Options” for this exchange offer. All of the Eligible Options that you received in any one grant, having the same strike price, are called an “Eligible Grant.”

Your choices for each Eligible Grant, as listed on your election form (attached as Exhibit A), are:

1.	Keep all of your Eligible Options in that grant, with no changes;

2.	Trade all Eligible Options in that grant for a specified number of shares of vested stock;

3.	Trade all Eligible Options in that grant for a specified number of new, vested stock options with a new strike price of $7.90 per share, exercisable through May 14, 2011.

We have calculated the numbers of the new vested shares or new vested options in an approximately “cost neutral” manner, as described in the attached materials, but you should carefully evaluate each choice based upon your own analysis. Attached you will find:

•	an Offer to Exchange, with detailed explanations of the exchange offer,
•	the terms of the 2007 Stock Option Exchange Program,
•	your new Exchange Agreement,
•	the election form on Exhibit A which provides a summary of your equity grants,
•	a copy of the 2004 Sypris Equity Plan, and
•	the forms you can use to change your election before June 12, 2007.

We have also included a Stock Value Calculator that allows you to assume various stock prices for Sypris stock and calculates the value of each of your choices at that price.

In the most “conservative risk” scenarios - where you assume that Sypris stock falls in price or increases very little - then trading your Eligible Options for shares of vested stock would be an appropriate choice. In the most “aggressive risk” scenarios - where you are willing to assume that the price of Sypris stock will rise well above the strike price of those Eligible Options - then you might elect to keep your Eligible Options without any changes. In the “moderate risk” scenarios - where you believe that Sypris stock will rise in price, but may not rise significantly above your current strike prices - then trading Eligible Options for new options might be your best choice.

We have scheduled a teleconference on Friday, May 18, 2007 at 2:00 pm EST, to address frequently asked questions. You may participate by dialing into 1-XXX-XXX-XXXX (and then entering: XXXXXX#). Questions that pertain to your personal situation should be directed to your local Human Resource Representative. Again, you may change any election up to June 12th, but after June 12th all decisions are final.

Congratulations again on the opportunity to participate in this program!